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03050828

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DRC Resources Corp.

*CURRENT ADDRESS

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 713 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/28/03

DRC RESOURCES CORPORATION

DRC - TSX

82-713

AR/S
12-31-02 03 MAY -8 7:21

2002 ANNUAL REPORT

ATTENTION SHAREHOLDERS

TO RECEIVE CURRENT PRESS RELEASES WITH THE LATEST CORPORATE DEVELOPMENTS AND PROGRESS ON THE AFTON COPPER-GOLD PROJECT, PLEASE PROVIDE THE COMPANY WITH YOUR E-MAIL ADDRESS.

PLEASE SEND YOUR EMAIL ADDRESS TO

drcresources@uniserve.com

REPORT TO SHAREHOLDERS

To Our Shareholders:

Over the past year, DRC Resources continued to deliver on its successful strategy of strengthening and expanding the mineral resource base of the Afton Copper-Gold Project. The Company is advancing Afton to the pre-feasibility stage with the intention of bringing the project on-stream with strengthening commodity prices.

Our main area of focus in 2003 will be the completion of the pre-feasibility study, defining and increasing the mineral resource and commissioning a bankable feasibility study. The Company intends to maintain its strategic focus on strengthening and expanding the mineral resource base with the interest of enhancing shareholder value.

Corporate Highlights

- $2.1 Million Financing Completed
- Toronto Stock Exchange Listing
- Afton Mineral Zone Extended to 3300 feet
- Afton Zone open beyond 2002 Mineral Boundary
- 84 Diamond Drill Holes - 127,450 ft completed
- Pre-Feasibility Study In Progress

Corporate Profile

DRC Resources Corporation is a publicly traded resource company located in Vancouver, British Columbia, Canada. The main focus of the Company is the exploration and development of the Afton Copper-Gold Project, an advanced exploration project located in Kamloops, B.C.

DRC Resources, incorporated in 1980, has 9.13 million common shares outstanding, which are listed on the Toronto Stock Exchange (symbol DRC). The Company's information filings include a US Rule 12g3-2(b) and Standard & Poor's Manual.

British Columbia Ministry of Energy & Mines' Exploration Review 2002 identifies DRC Resources' Afton Project as the provinces largest advanced exploration project. To the end of 2002, the Company has expended $3.2 Million on exploration, drilling 84 Diamond Drill Holes for a total of 127,450 ft and has significantly increased the mineral resource for the property.

2002 was a very successful year of exploration on the Company's Afton Copper-Gold Property. The Company continued with the overall $4.7 Million Diamond Drill Exploration Program as recommended by its independent engineers. The exploration increased the size for the mineral zone beyond the 2002 Indicated Mineral Resource boundary of 38.9 Million Tons with over 2% Copper Equivalent.

REPORT TO SHAREHOLDERS

An independent mineral resource study on the Afton Project, based on 2000-2001 diamond drilling, was completed in early 2002 and recommended continuation of a surface diamond drill program to explore the mineral zone along strike, to surface and to depth. An excerpt from the 2002 mineral resource study "Diamond Drill Exploration Report and Mineral Resource Study 2000-2001, Afton Copper-Gold Project, by J.J. McDougall, P.Eng., April 17, 2002" is as follows:

Main Zone	
Indicated Mineral Resource	37.7 Million Tons (34.3 Million Tonnes) 2.32% Copper Equivalent 1.55% Cu 1.14 g/tonne (0.0366oz/tonne) Au 0.125 g/tonne (0.004 oz/tonne) Pd 3.42 g/tonne (0.11 oz/tonne) Ag
Inferred Mineral Resource	4.8 Million Tons (4.4 Million Tonnes) 2.32% Copper Equivalent (assumed grade)
Northeast Zone	
Indicated Mineral Resource	1.2 Million Tons (1.1 Million Tonnes) 1.40% Copper Equivalent 1.02 % Cu 0.86 g/tonne (0.027oz/tonne) Au 0.10 g/tonne (0.003 oz/tonne) Pd 5.49 g/tonne (0.17 oz/tonne) Ag

Assumed Metal Prices (US$): Copper $0.70/pound, Gold $300/oz, Palladium $400/oz, Silver $4.50/oz.

In year 2002, the Company completed a $1.2 million diamond drill program on the Afton Mineral Zone. With further encouraging results, subsequent to yearend, the Company engaged mining consultant, Beher Dolbear & Company of Vancouver, British Columbia to undertake a Pre-Feasibility Study for the Afton Copper-Gold Project. The study will address the mineral resource, a number of possible mining methods, mineral processing, and permitting for the Afton Project. The study will also provide an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation.

Important Features of the Afton Project:

- High copper-gold grades, low budget project
- 2002 Mineral Resource Study indicates significant increase in mineral resource
- Behre Dolbear Scoping Study indicates favorable economics, low production costs, moderate capital requirements and low environmental concerns
- Metallurgical Study indicates excellent metal recovery

REPORT TO SHAREHOLDERS

- Excellent location near the Trans-Canada Highway, 10 Km west of the Kamloops, B.C.
- Well serviced with good road access, water, power, infrastructure, and a local experienced mine labor force with one of the lowest mining costs in North America
- Located in an existing mining district where all levels of government are supportive
- Government Mining Permits, Incentive Grants and Mine-Site facility are available, which further reduces capital cost and lead time to reach production

Pothook Mineral Zone

Geological mapping, sampling and diamond drilling carried out on the Pothook Mineral Zone, located 1000 metres southeast of the Afton Open Pit, indicates good exploration potential to expand this zone. Further exploration work will be considered to advance the Pothook Zone.

Ajax-Python Property

The exploration on the Ajax-Python Property indicates anomalous areas between the two Ajax Open Pits. Further exploration work will be required to outline mineralized areas.

Other Properties

The Timmins, Ontario Property is being maintained for future exploration consideration. Subsequent to yearend, the Alberta Diamond Property was allowed to lapse.

Achievement of Objectives

The year 2002 was a very exciting and productive year for the Company. Encouraged by favorable exploration results, the Company expended an additional $1.2 Million to expand the Afton mineral resource. To date a total of 127,450 ft of diamond drilling has tested the Afton Mineral Zone for 3300 ft in length and to 2500 ft in depth. The Afton exploration program has been successful in increasing the size of the mineral zone beyond the Indicated Mineral Resource boundary of 38.9 million tons. The Company is advancing the project to the pre-feasibility stage

The Company is pleased with the success of the Afton exploration program and the interest the project has generated from the mining industry and financial community. Confidentiality agreements have been signed with a number of mining companies and financial institutions. Discussions on the Afton Project are continuing with a number of qualified mining companies and financial institutions with plans to advance the project to feasibility.

During 2002, the Company completed a $2.1 Million equity financing. On December 31, 2002, DRC's shares commenced trading on the Toronto Stock Exchange. Subsequent to yearend, the Company contracted to participate in the Investor Relations Program of Standard & Poor's.

REPORT TO SHAREHOLDERS

Strategic Focus for 2003

- Completion of the pre-feasibility study
- Advance project to feasibility stage
- Confirm and increase the mineral resource
- Enhance shareholder value
- Attract an industry partner with mining expertise
- Finance project beyond feasibility stage

Outlook for 2003

The Company intends to move forward with the advancement of the Afton Project. The improvement in metal prices is enhancing the projects value. DRC's working capital of $3.8 million is sufficient to proceed with the completion of the pre-feasibility study and the surface diamond drill exploration program. The Company will be raising additional funds to carry the project through the feasibility stage.

Management is committed to delivering the Afton Copper-Gold Project to the feasibility stage and expects to confirm and increase the mineral resource through further exploration.

On behalf of the board of directors, I would like to extend my appreciation to the shareholders, exploration personnel, project advisors and consultants for their continued support of the Company and the Afton Project. In 2003 we are looking forward to an even more rewarding and productive year.

On behalf of the board of directors

"JOHN H. KRUZICK"

John H. Kruzick, President/CEO

April 28, 2003

DRC RESOURCES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002


BEAUCHAMP
& COMPANY
CHARTERED ACCOUNTANTS

AUDITORS' REPORT

To the Shareholders of
DRC Resources Corporation

We have audited the consolidated balance sheets of DRC Resources Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the result of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Beauchamp & Company

Vancouver, B.C.
February 17, 2003

Chartered Accountants

#205 - 788 Beatty Street ◦ Vancouver, B.C. V6B 2M1 ◦ Tel (604) 688-2850 ◦ Fax (604) 688-2777
email: lbeauchamp@intouch.bc.ca

DRC RESOURCES CORPORATION
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 3,872,144	$ 3,816,120
Marketable security	1,500	3,750
Amounts receivable - government	173,452	447,799
Prepaid expenses	-	13,276
	4,047,096	4,280,945
RESOURCE PROPERTIES - SCHEDULE (Notes 2 and 3)	2,404,194	1,603,871
CAPITAL ASSETS (Notes 2 and 4)	41,535	14,367
	$ 6,492,825	$ 5,899,183
LIABILITIES		
CURRENT LIABILITIES		
Account payable and accruals	$ 45,169	$ 36,202
FUTURE INCOME TAXES (Note 5(c))	113,767	296,410
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	8,086,803	7,133,578
DEFICIT	(1,752,914)	(1,567,007)
	6,333,889	5,566,571
	$ 6,492,825	$ 5,899,183

COMMITMENTS (Note 13)

APPROVED BY THE BOARD:

_______________ Director

_______________ Director

See accompanying notes.

DRC RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCOME		
Interest and other	$ 116,676	$ 232,801
Oil and gas royalties	1,743	2,123
Foreign exchange gain (loss)	(4,159)	20,231
	114,260	255,155
EXPENSES		
Bank charges	437	306
Consulting and management	85,641	49,905
Amortization	12,068	11,032
Dues and subscriptions	11,920	3,584
Financing and sponsorship	52,000	-
Office, secretarial services and stationary	81,469	54,828
Professional fees	57,644	15,001
Regulatory fees	52,855	8,433
Rent	19,861	18,119
Telephone	4,826	4,038
Transfer agent	7,379	5,092
Travel and promotion	88,462	21,841
Write-off of mineral claim interests	5,999	96,360
Write-down of marketable security	2,250	2,000
	482,811	290,539
LOSS FOR THE YEAR BEFORE INCOME TAXES	(368,551)	(35,384)
FUTURE INCOME TAXES (Note 5)	182,644	(79,425)
LOSS FOR THE YEAR	(185,907)	(114,809)
DEFICIT, BEGINNING OF YEAR	(1,567,007)	(1,452,198)
DEFICIT, END OF YEAR	$ (1,752,914)	$ (1,567,007)
LOSS PER SHARE	$ (0.02)	$ (0.02)

See accompanying notes.

DRC RESOURCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH PROVIDED BY (USED FOR):		
OPERATING ACTIVITIES		
Loss for the year	$ (185,907)	$ (114,809)
Items not requiring cash:		
Amortization	12,068	11,032
Write-off of mineral claim interests	5,999	96,360
Write-down of marketable security	2,250	2,000
Future income taxes	(182,644)	79,425
	(348,234)	74,008
Net change in non-cash working capital items	407,102	(121,647)
Cash (Used For) Provided By Operating Activities	58,868	(47,639)
INVESTING ACTIVITIES		
Payments of resource property costs	(1,173,040)	(1,209,278)
Acquisition of capital assets	(39,236)	(8,477)
Cash Used For Investing Activities	(1,212,276)	(1,217,755)
FINANCING ACTIVITIES		
Special warrants issued for cash, net of costs	-	(45,575)
Share capital issued for cash	1,209,432	47,300
Cash Provided By Financing Activities	1,209,432	1,725
INCREASE (DECREASE) IN CASH	56,024	(1,263,669)
CASH, BEGINNING OF YEAR	3,816,120	5,079,789
CASH, END OF YEAR	$ 3,872,144	$ 3,816,120
CASH COMPRISES:		
Cash	$ 65,781	$ 4,375
Cash equivalents	3,806,363	3,811,745
	$ 3,872,144	$ 3,816,120

See accompanying notes.

DRC RESOURCES CORPORATION
SCHEDULE OF RESOURCE PROPERTIES
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Acquisition Costs

	2002	2001
Kamloops "Afton" Claims	$ 421,734	$ 301,733
Kamloops Ajax - Python Claims	48,732	48,621
Alberta Mineral Permits	1	6,000
Timmins, Ontario Claims	1	1
Texas Oil and Gas Property	110,867	110,867
Balance, End Of Year	581,335	467,222

Deferred Exploration Costs

	Afton Claims	Ajax - Python Claims	2002	2001
Balance, Beginning Of Year	$ 1,077,464	$ 59,185	1,136,649	657,641
Assays and testing	46,256	-	46,256	44,905
Drilling	738,557	-	738,557	809,873
Engineering	98,170	-	98,170	116,996
Geological consulting	163,705	-	163,705	268,462
Labour	39,512	-	39,512	36,918
Supplies and equipment	26,869	-	26,869	7,818
Travel and accommodation	38,477	-	38,477	52,157
Staking and filing fees	-	-	-	11,617
Miscellaneous	7,206	-	7,206	3,698
Grant recoveries	(96,335)	-	(96,335)	(412,375)
Tax effect of flow through shares	(376,207)	-	(376,207)	(396,200)
	686,210	-	686,210	543,869
Costs written-off	-	-	-	(64,861)
	686,210	-	686,210	479,008
Balance, End Of Year	$ 1,763,674	$ 59,185	1,822,859	1,136,649
Resource Properties			$ 2,404,194	$ 1,603,871

See accompanying notes.

DRC RESOURCES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated under the Company Act (British Columbia). The common shares of the Company were traded on the TSX Venture Exchange ("TSXV") until December 30, 2002,then on December 31, 2002 they were listed on the Toronto Stock Exchange.

The Company is in the process of exploring its resource properties to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as resource properties are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its resource properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principals of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation.

b) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to resource properties and related deferred exploration costs, future site restoration costs, and future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

c) Resource Properties

i) Mineral Interests

The Company capitalizes acquisition and related exploration costs of mineral interests until such time as the mineral property to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral property is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the period they are incurred.

ii) Oil and Gas Interests

The acquisition, drilling and completion costs of oil and gas interests are capitalized when incurred. If proven to be productive, these costs are charged to operations over the producing life of the property by annual provisions for depletion calculated on a unit of production basis; otherwise, if abandoned, the costs less accumulated amortization are charged to operations. All oil and gas property interests are owned in the United States and provide income from royalty interests.

d) Marketable Securities

The following portfolio investments are recorded at the lower of cost and market value:

Name Of Issuer	Class Of Security	Quantity	Cost Of Securities	Market Value Of Securities 2002	Market Value Of Securities 2001
Planet Ventures Inc.	Common shares	25,000	$ 5,750	$ 1,500	$ 3,750

e) Capital Assets

Capital assets are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 20% per annum.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

f) Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current period's operations.

g) Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered more likely than not.

h) Adoption of New Accounting Standards

Share capital includes flow-through shares issued pursuant to certain provisions of the Income Tax Act of Canada ("the Act"). The Act provides that, where the share issuance proceeds are used for exploration and development expenditures, the related income tax deductions may be renounced to subscribers. Accordingly, these expenditures provide no tax deduction to the Company.

The Company reduces share capital and deferred exploration costs for the year by the estimated amount of the related future tax liability when the capital expenditures are incurred.

i) Stock-based Compensation

The Company grants stock options to executive officers and directors, employees and consultants. Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants accounting standards for stock-based compensation and other stock-based payments. These new standards establish the method for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at the date of the grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

i) Stock-based Compensation

Had the Company followed the fair value method of accounting, the Company would have recorded a compensation expense of $115,281 pursuant to the share options issued during the year. Pro-forma loss information determined under the fair value method of accounting for stock options is as follows:

		Year 2002
Loss for the year	As reported	$ 185,907
	Pro Forma	$ 301,188
Loss per share	As reported	$ 0.02
	Pro forma	$ 0.03

The pro-forma amounts exclude the effect of stock options granted prior to January 1, 2002. The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

- risk free interest rate of 2.8%, dividend yield of 0%, expected life of 2 years, and volatility of 56%.

j) Loss Per Share

Loss per share data is computed by dividing the loss by the weighted average number of common shares and common share equivalents outstanding during the year. Shares issuable upon the exercise of share purchase warrants and stock options were excluded from the computation of loss per share because their effect would be anti-dilutive.

3. RESOURCE PROPERTIES

- Kamloops, B.C. "Afton" Mineral Property

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, being 1,000,000 shares on effective date of the shareholders' approval of the agreement, and 200,000 shares annually for the next five years beginning in year 2, a work commitment of $6,500,000 over nine years and a 10% net profit royalty. The Company can purchase back the 10% net profit royalty interest, on or before December 1, 2010 for $2,000,000. Minimum work commitments vary from $400,000 to $1,000,000 each year and are $600,000 in year 2001 and $1,000,000 in year 2002.

3. RESOURCE PROPERTIES (CONT'D)

- Kamloops, B.C. "Afton" Mineral Property (Cont'd)

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the first quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year 2 and in the final quarter ending December 31, 2002 the Company issued 200,000 common shares in accordance with the agreement for year 3. The value as per the terms of the agreement was $0.30 per share for a total cost to the Company of $120,000. Claim work completed has extended the claims in good standing until March 8, 2011.

The President of the Company has a one-half interest in the option agreement above as one of the optionors. (See Notes 9 and 13)

- Kamloops, B.C., Mineral Property

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 62 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a fair value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2004 - 2007.

The Company entered into a joint venture agreement dated April 4, 1999 with Planet Ventures Inc. (formerly Footwall Explorations Inc.), a TSXV listed public company, for them to acquire a 50% interest in the Python Claim Group. Consideration to be received was 100,000 common shares of Planet Ventures Inc. (25,000 shares per year) and they were to incur cumulative exploration expenditures of $400,000 over four years. The Company received 25,000 shares of Planet Ventures Inc. upon signing the agreement, subject to a one-year hold period, and Planet Ventures Inc. incurred exploration expenditures of $29,675 during the year. The Company and Planet Ventures Inc. by mutual agreement, terminated the option agreement on March 29, 2000.

- Alberta Mineral Property

The Company acquired, on October 23, 2000, twelve metallic and industrial mineral permits located in Northern Alberta. These permits are in good standing until April 12, 2003.

- Timmins, Ontario, Mineral Property

The Company has a 100% interest in 11 units (440 acres) located in the Porcupine Mining division of Ontario. The mineral claims are in good standing until October 14, 2005.

3. RESOURCE PROPERTIES (CONT'D)

- Oil and Gas Property, Texas, U.S.A.

The Company owns a 25% interest in approximately 358 acres of land located in Texas, U.S.A., which land provide its oil and gas property royalty interests.

4. CAPITAL ASSETS

	Cost	Accumulated Depreciation	Net Book Value 2002	Net Book Value 2001
Transportation vehicles	$ 29,690	$ 5,938	$ 23,752	$ -
Office equipment	32,990	15,207	17,783	14,367
	$ 62,680	$ 21,145	$ 41,535	$ 14,367

5. INCOME TAXES

a) Profit (loss) before income taxes are as follows:

	2002	2001
Canada	$ (368,353)	$ (36,625)
U.S.A.	(198)	1,241
TOTAL	$ (368,551)	$ (35,384)

b) The provision for income taxes consist of the following:

	2002	2001
Future		
Canada	$ (182,644)	79,425
U.S.A.	-	-
TOTAL FUTURE INCOME TAX EXPENSE (RECOVERY)	$ (182,644)	$ 79,425

DRC RESOURCES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

5. INCOME TAXES (CONT'D)

c) Temporary differences that give rise to future income taxes are as follows:

	2002	2001
Long-term future tax liability		
Resource Properties	$ (126,838)	$ (302,166)
Capital Assets	13,071	5,756
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$ (113,767)	$ (296,410)

d) Temporary differences that could give rise to future income tax assets:

	2002	2001
Long-Term Future Income Tax Assets		
Loss carry forwards	$ 363,267	$ 165,536
Share issue costs	142,505	132,326
Total Long-Term Future Income Tax Assets	505,772	297,862
Less valuation allowance	505,772	297,862
NET LONG-TERM FUTURE INCOME TAX ASSETS	$ -	$ -

e) Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	2002	2001
Canadian Exploration Expenses	$ 400,283	$ 316,748
Canadian Development Expenses	$ 623,408	$ 413,596
Undepreciated Capital Costs	$ 70,455	$ 29,165
Share Issue Costs	$ 359,679	$ 333,988
Non-Capital Losses, expiring at various dates to 2009	$ 877,358	$ 417,810

DRC RESOURCES CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002

6. SHARE CAPITAL

a) Authorized

40,000,000 common shares without a par value

b) Issued

	2002		2001	
	Number Of Shares	Amount	Number Of Shares	Amount
Balance, beginning of year	8,283,766	$ 7,133,578	6,680,516	$ 2,669,341
Issued for cash:				
Exercise of options	-	-	211,000	47,300
Exercise of special warrants and flow-through entitlements	-	-	1,392,250	4,813,137
Private placement flow-through shares	700,000	1,935,515	-	-
Repurchase for cancellation	(252,000)	(726,083)	-	-
Tax effect of flow-through shares/special warrants	-	(376,207)	-	(396,200)
Issued for mineral property	400,000	120,000	-	-
Balance, end of year	9,131,766	$ 8,086,803	8,283,766	$ 7,133,578

- Year 2002

During the year, the Company repurchased a total of 252,000 shares for cancellation at a cost of $726,083. The Company is authorized to repurchase up to a total of 440,000 shares. This right expired on February 19, 2003.

During the first quarter ending March 31, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2001 year option payment. On December 1, 2002, 200,000 shares were issued at a price of $0.30 per share for the 2002 year option payment. Both payments were in accordance with the Afton property option agreement.

On July 24, 2002 the Company, by a brokered private placement, issued 700,000 flow through common shares at a price of $3.00 per share with the net proceeds of $1,935,515 credited to the treasury.

6. SHARE CAPITAL (CONT'D)

b) Issued (Cont'd)

- Year 2001

The Company issued 160,000 common shares for share options exercised at $0.20 per share and 51,000 common shares for options exercised at $0.30 per share.

1,392,250 special warrants were exercised during the year. The net proceeds were transferred to share capital.

c) Stock Options

The Company does not have an established share purchase option plan. However, from time to time, the board of directors may grant options to directors, officers, employees or consultants subject to the approval of the regulatory authorities.
Stock Options Outstanding

	Options Outstanding	Option Price
Balance, December 31, 2000	664,000	
Cancelled	(25,000)	$7.00
Exercised	(160,000)	$0.20
Exercised	(51,000)	$0.30
Granted	90,000	$4.00*
Balance, December 31, 2001	518,000	
Granted	100,000	$3.05
Granted	320,000	$3.00
Granted	50,000	$3.50
Expired	(33,000)	$3.00
Cancelled	(65,000)	$3.00
Balance, December 31, 2002	890,000	

*option price amended from $4.00 to $3.00 in current year.

The expiry dates of the options are:

September 13, 2004	395,000	options @ $3.00* (extended from Sept. 13, 2002)
May 9, 2003	25,000	options @ $3.00
February 1, 2004	320,000	options @ $3.00
September 18, 2004	100,000	options @ $3.05
December 5, 2004	50,000	options @ $3.50

6. SHARE CAPITAL (CONT'D)

c) Stock Options (Cont'd)

On September 18, 2002, 100,000 options @ $3.05 per share were granted for ongoing financial consulting services to a related person of the President. The options expire on September 18, 2004.

7. SPECIAL WARRANTS

On August 3, 2000 the Company, by a brokered private placement, issued 1,304,750 special warrants and 100,000 agents special warrants at a price of $4.00 per special warrant. Each special warrant was exchangeable for one common share and one non-transferable share purchase warrant at an exercise price of $5.00 up to December 15, 2001 entitling the holder to purchase one common share. The special warrants issued to Ontario residents were exchanged for common shares pursuant to a final prospectus dated August 3, 2001. During the year ended December 31, 2001, 1,392,250 warrants were exercised for common shares (See Note 6(b)). No share purchase warrants were exercised and all expired December 15, 2001.

8. BROKER WARRANTS

On July 24, 2002 the Company by a private placement, issued 70,000 broker warrants exchangeable on or before July 24, 2003 into common shares at a purchase price of $3.00 per warrant. No warrants were exercised in the year 2002.

9. RELATED PARTY TRANSACTIONS

	2002	2001
For consulting, administration and exploration costs charged by a private company controlled by the President/Director of the Company	$ 112,845	$ 113,440
For shares issued in payment on "Afton" property option agreement to the President/Director of the Company. 200,000 shares were issued during the year (cumulative total is 700,000 shares to date)	$ 60,000	$ -
For consulting services charged by a related person of the President	$ 11,250	$ -
For secretarial and administrative services charged by a private company which a director has a 50% interest in addition to a director's fee paid of $1,000	$ 41,405	$ 33,481

10. SUPPLEMENTARY CASH FLOW INFORMATION

The statement of cash flows reflected the new requirement under Section 1540 of the Canadian Institute of Chartered Accountants Handbook.

For the year ended 2002, the Company conducted non-cash activities as follows:

Financing Activities	
Common shares issued for mineral properties	$ 120,000

11. SEGMENTED INFORMATION

The Company's operations consist of two business segments - oil and gas, which is in the Untied States and mineral exploration which is in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.

	2002	2001
CANADA		
Current Assets	$ 4,035,551	$ 4,278,201
Resource Properties	2,293,327	1,493,004
Capital Assets	41,535	14,367
	6,370,413	5,785,572
U.S.A.		
Current Assets	11,545	2,744
Resource Property	110,867	110,867
	122,412	113,611
TOTAL ASSETS	$ 6,492,825	$ 5,899,183

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments.

13. COMMITMENTS

The Company, under the terms of the option agreement to acquire the "Afton" Mineral Property, is required to issue an additional 600,000 shares in 200,000 share instalments over the next three years and, to perform a work commitment of $6,500,000 over nine years. To date $3,227,373 has been expended.

960,000 common shares are reserved for issuance for stock options and brokers warrants. (See notes 6(c) and 8)

14. ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral properties on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of property.

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT

Incorporated as part of :		Schedule A
X	Schedule B & C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER:	DRC RESOURCES CORPORATION
ISSUER ADDRESS:	595 HOWE STREET, SUITE 601 VANCOUVER, B.C. V6C 2T5
ISSUER PHONE NUMBER:	(604) 687-1629
ISSUER FAX NUMBER:	(604) 687-2845
CONTACT PERSON:	MR. JOHN KRUZICK
CONTACT POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 687-1629
CONTACT E-MAIL ADDRESS:	drcresources@uniserve.com
WEB SITE ADDRESS:	www.drcresources.com
FOR QUARTER ENDED:	DECEMBER 31, 2002
DATE OF REPORT(YY/MM/DD):	03/04/28

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

JOHN KRUZICK	"*JOHN KRUZICK*"	03/04/28
DIRECTOR'S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)
SHARON ROSS	"*SHARON ROSS*"	03/04/28
DIRECTOR'S NAME	SIGN(TYPED)	DATE SIGNED (YY/MM/DD)

(Signatures should be entered in TYPED form in quotations)

Schedule "B"

DRC RESOURCES CORPORATION

BC FORM 51-901F QUARTERLY AND YEAR END REPORT
FOR THE FOURTH QUARTER ENDING DECEMBER 31, 2002
(Prepared by Management)

Item 1.

Deferred Exploration Costs: Deferred exploration costs, after the grant recoveries and tax effect of flow through shares, of $375,788 in the quarter and $686,210 during the fiscal year are included in the total cost of Resource Properties included in the Consolidated Interim Balance Sheet and detailed in the Schedule of Resource Properties in Schedule "A".

General and Administrative Expenses: $200,592 in the quarter and $282,811 during the fiscal year were expended for general expenses pertaining to the day to day administration of a public company as indicated in the Expenses on the Statement of Operations attached in Schedule "A".

Item 2.

Related Party Transactions: During the fourth quarter of the year 2002, the Company paid $ 7,533 for secretarial and accounting services invoiced by a private company in which a director has a 50% interest. A private company controlled by a director was paid during the fourth quarter a total of $ 25,170 for consulting and deferred exploration costs investigation and shares issued in payment on "Afton" property option agreement which have a deemed value of $30,000. A related person of a director was paid $ 11,250 for consulting services.

Item 3.

During the quarter ended December 31, 2002

(a) Securities Issued:

Date Issued	Type of Securities	Type of Issue	Number	Price	Total Proceeds	Consideration	Commission Paid
NIL							

(b) Options Granted:

Name	Number	Price	Date Granted	Expiry Date
Ian Beardmore	25,000	$3.50	12/05/02	12/05/04
Craig Thomas	25,000	$3.50	12/05/02	12/05/04

(c) Options Expired or Cancelled:

Name	Type of Issue	Number	Price	Grant Dated	Cancel and Expire
NIL					

Item 4.

At December 31, 2002

(a) the Authorized Capital of the Company consisted of 40,000,000 common shares without par value, of which

(b) 9,131,766 common shares were issued and outstanding

(c) the following options were outstanding:

TYPE OF SECURITY	NUMBER ISSUED	EXERCISE PRICE	EXPIRY DATE	RECORDED VALUE
Options	395,000	*$3.00 per share	Sept. 13, 2004	Nil
Options	25,000	$3.00 per share	May 9, 2003	Nil
Options	320,000	$3.00 per share	Feb 1, 2004	Nil
Options	100,000	$3.05 per share	Sept 18, 2004	Nil
Options	50,000	$3.50 per share	Dec. 5, 2004	Nil

* During the third quarter the Company received the consent of the TSX Venture Exchange to amended the expiry date of 395,000 of the above stock options from Sept. 13, 2002 to Sept. 13, 2004. Independent shareholder approval for options issued to directors and insiders of the Company will be sought at the 2003 Annual General Meeting to be held on June 16, 2003.

(d) no common shares were subject to escrow or pooling agreements

(e) On February 20, 2002, the Company obtained CDNX approval to conduct a normal course issuer bid through the facilities of the TSX Venture Exchange (formerly CDNX) to purchase us to 250,000 common shares of its outstanding capital. On August 23, 2002 the Company received TSXV approval to purchase through normal course issuer bid an additional 190,000 common shares of its outstanding capital. No shares were purchased during the first quarter of 2002. During the second quarter ended June 30, 2002 the Company purchased, for cancellation, 128,200 common shares of its own capital for a cost of $370,302. During the third quarter ending September 30, 2002 the Company purchased, for cancellation 121,800 common shares of its own capital at a cost of $349,865 bringing the total cost to $720,167 for the 250,000 common shares purchased. At September 30, 2002 250,000 common shares had been cancelled. During the fourth quarter the Company purchased 2,000 common shares of its own capital at cost of $5,918. At December 31, 2002 the shares were held for cancellation, which was effected in February, 2003.

Item 5.

At the date this report was signed, the following were the Company's directors and officers:

John H. Kruzick	President/ CEO and Director
Sharon L. Ross	Secretary and Director
C. Robert Edington	Director
Mike Muzylowski	Director
Thomas O'Toole Taylor	Director
Craig D. Thomas	Director
Ian Beardmore, CA	CFO
Bruno J. Mosimann	Vice President Corporate Development and Finance
Maurice Lee	Vice President Business Development

ADDITIONAL INFORMATION RELATED TO THIS SCHEDULE "B" IS INCLUDED IN THE NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING DECEMBER 31, 2002 ATTACHED HERETO AS SCHEDULE "A" AND THE MANAGEMENT DISCUSSION AND ANALYSIS ATTACHED HERETO AS SCHEDULE "C"

Schedule "C"

DRC RESOURCES CORPORATION

BC FORM 51-901F
QUARTERLY AND YEAR END REPORT
FOR THE FOURTH QUARTER ENDING DECEMBER 31, 2002
(Prepared by Management)

MANAGEMENT DISCUSSION

Management's Discussion and Analysis ("MD&A") for the quarter ended December 31, 2002 should be read in conjunction with DRC Resources Corporation's (DRC) audited consolidated financial statement, corresponding notes and Schedule B attached hereto.

Description of Business

DRC Resources Corporation, with head office located in Vancouver, British Columbia, was incorporated in 1980 as a resource company. The company presently has 9.13 million issued shares and graduated from a TSX Venture Exchange listing to a listing on the Toronto Stock Exchange listing on December 31, 2002 (TSX symbol DRC) . The main project of the Company is the Afton Copper-Gold Property, located 10 kilometers west of Kamloops, British Columbia. The Company also owns resource properties in Ontario and Texas which are being maintained with no further work programs presently planned.

The Company's business is managed by directors and executives with professional backgrounds and many years experience in the mining industry, augmented by independent geological and mining engineers retained to advise the Company on its main project.

Progress and Outlook

On April 17, 2002, DRC Resources Corporation's independent engineer completed a Mineral Resource Study for the 2000 – 2001 diamond drilling on the Afton Copper Gold Project. The engineer recommended a $1,100,000 surface diamond drill program to further explore the mineral zone along strike, to surface and to depth.

The Afton Main Zone is estimated to have a current Indicated Mineral Resource of 37.7 Million Tons (34.3 Million Tonnes) of 2.32% Copper Equivalent. The Afton Northeast Zone is estimated to have a current Indicated Mineral Resource of 1.2 Million Tons (1.1 Million Tonnes) of 1.40% Copper Equivalent. There is an additional estimated Inferred Mineral Resource, up-dip and down-dip of the Main Zone, of 4.8 Million Tones (4.4 Million Tonnes of an assumed grade of 2.32% Copper Equivalent, similar to the grade of the Main Zone.

Mineral Resource Summary

Main Zone

Indicated Mineral Resource	37.7 Million Tons (34.3 Million Tonnes)
	2.32% Copper Equivalent
	1.55% Cu
	1.14 g/tonne (0.0366oz/tonne) Au
	0.125 g/tonne (0.004 oz/tonne) Pd
	3.42 g/tonne (0.11 oz/tonne) Ag
Inferred Mineral Resource	4.8 Million Tons (4.4 Million Tonnes)
	2.32% Copper Equivalent
	(assumed grade)

Northeast Zone

Indicated Mineral Resource	1.2 Million Tons (1.1 Million Tonnes)
	1.40% Copper Equivalent
	1.02 % Cu
	0.86 g/tonne (0.027oz/tonne) Au
	0.10 g/tonne (0.003 oz/tonne) Pd
	5.49 g/tonne (0.17 oz/tonne) Ag

Assumed Metal Prices (US$): Copper $1540/tonne ($0.70/pound), Gold $8.75/gram ($300/oz)
Palladium $11.67/gram ($400/oz), Silver $0.13/gram ($4.50/oz).

The Mineral Resource Study was prepared by an independent qualified person, James J. McDougall, P.Eng. in compliance with National Instrument 43-101 requirements and Form 43-101F1, and according to CIM Standards on Mineral Resources and Reserves, August 20, 2000. The mineral resource estimate was calculated by utilizing computer and manually generated plans, cross sections, 60 metre (196 ft) wide volume sections for 38 of 49 NQ diamond drill holes which intersected the mineral zone, a 0.5% copper cut-off grade, a tonnage factor of 2.6 tonnes/cubic metre, and weighted averages of metal grades for core intervals within the specific volume sections.

The Company implemented and the geologist supervised a Quality Assurance Program for the Afton Project. All mineralized diamond drill core was logged, photographed, sawed and sampled in 2, 3, or 4 metre (7, 10 &13 ft) intervals and transported (by Eco-Tech employees) to Eco-Tech Laboratories Ltd. of Kamloops, B.C. for analysis for copper, gold, silver and palladium. Check samples were randomly selected and sent to Acme Analytical Laboratories Ltd. Vancouver, B.C., which correlated with the original assays. Selected core samples were examined microscopically in the field and by petrographer J.F. Harris, Ph.D. in thin sections.

Eco-Tech Laboratory of Kamloops are B.C. Certified Assayers who participate in the National Canmet Proficiency Testing, and maintain their own in-house Quality Assurance and Quality Control Program. They have been in the analytical testing business for 27 years, and are familiar with assaying the Afton samples.

The copper equivalent value is based on a copper-gold mineral resource with minor palladium and silver values. The copper and gold constitutes 95% of the total concentrate value. The indicated mineral resource is not a mineral reserve and does not demonstrate economic viability.

The Mineral Resource Study states "The author is of the opinion that all sampling, logging, sample preparation, field and analytical procedures and security of samples was carried out in a proper manner under the supervision of the geologist and project manager. All exploration data relevant to the Afton project appears to have been collected, calculated and analyzed either manually or by computer generated techniques in a professional manner to arrive at the conclusions for this mineral resource study."

Year 2001 exploration increased the indicated mineral resource of DRC's Afton Copper-Gold Project by over 50%. In 2002 the Company continued to the advance the Afton Copper Gold Project and to increase the mineral resource through further exploration.

DRC Resources' 2002 exploration program completed the $1.1 Million Diamond Drill Program for a total of $3.2 million expended to December 31, 2002, which is part of the $4.7 million program as recommended by the Company's independent engineer. During 2002 the Company has drilled 24 NQ_2 diamond drill holes (49,412 ft [15,065 m]). Significant drill hole intervals with metal values have been published in Press Releases dated June 6, September 30, Oct. 23, Nov 6 & 20, and Dec 3 & 16, 2002. The 2002 diamond drilling indicates the mineral zone is still open beyond the indicated mineral resource boundary of 37.7 million tons of 2.32% Copper Equivalent estimated in the 2001 Mineral Resource Study as mentioned above.

To year end December 31, 2002 a total of 84 NQ Diamond Drill Holes totaling 127,450 ft (38,845 metres) has outlined a steeply dipping, southwesterly plunging tabular-shaped copper-rich primary deposit extending southwest from the abandoned Afton open-pit. The Afton Main Zone to date is 2620 ft (800 metres) long, averages 295 ft (90 metres) wide, and has been traced at least 980 ft (300 metres) down-dip. In addition, a 100 ft (30 metre) wide northeast extension zone occurs en-echelon to the Main Zone increasing the total mineralized length outlined to date to 3300 ft (1000 metres). The mineral zones remain open along strike to the northeast and southwest.

Subsequent to year end the Company engaged mining consultants, Behre Dolbear & Company Ltd. of Vancouver, British Columbia to undertake a Pre-Feasibility Study for the Afton Copper-Gold Property, Kamloops, B.C. The study will address the mineral resource, a number of mining methods, mineral processing, and permitting for the Afton Project. The study will provide an estimate of capital and operating costs related to the potential development of an underground bulk tonnage mining operation at Afton. Professional Mining Engineer – James A. Currie, Vice President and Senior Associate of Behre Dolbear, will act as the Project Manager for the Pre-Feasibility Study. Mr. Currie has 25 years experience in the mining industry including exploration, construction and operations management. Behre Dolbear, in their qualifications state: Behre Dolbear & Company, Inc. (Behre Dolbear), founded in 1911 is the oldest continually operating mining consulting firm in North America.

DRC Resources' 2003 Afton Copper-Gold Exploration Program has commenced . The Company is using two diamond drills to initially focus on a surface infill diamond drill program to upgrade the mineral resource. Additional drilling will continue to explore the Afton Mineral Zone along strike and to depth.

The Company has held and is continuing discussions with senior members of the mining industry with the object of moving the project beyond the exploration stage. The Company has signed confidentiality agreements with a number of mining companies and financial institutions.

During the 2002 fiscal year, the Company has acquired an option to purchase the 10% Net Profit Royalty Interest in the Afton Claim Group, exercisable on or before 5:00 PM, December 1, 2010 for a total purchase price of $2,000,000. Also, the Option to Purchase Agreement for the acquisition of the Afton Claim Group has been amended to reflect the removal of the condition to have production commence on the Afton Claim Group within 10 years (December 2009) or the property would revert back to the optionors.

On February 20, 2002 the Company announced the approval by the CDNX of a Normal Course Issuer Bid to purchase through the facilities of the CDNX, for a period of one year, up to 250,000 common shares and on August 23, 2002 the Company received approval to purchase and additional 190,000 common shares , for a total of 4.93% of the outstanding issued capital. Securities will be purchased at price which is not higher than the last independent trade and no abnormal influence will be made to the market price of the shares by the Normal Course Issuer Bid. In the fiscal year 2002 the Company has purchased for cancellation 252,000 shares for a total expenditure of $726,083. 250,000 shares were cancelled during the third quarter of 2002, 2,000 shares were not cancelled at year end (subsequently cancelled in February, 2003).

Operating Results

During the year ended December 31, 2002, DRC incurred a loss after income taxes of $185,907 ($0.02 per share) compared to a net loss after taxes of $114,809 ($0.02 per share) for the same period in 2001. Income for the year ended December 31, 2002 decreased to $114,260 from $255,155 in the corresponding period in 2001 due to the reduced interest rate on working capital invested for future exploration and administration expenditures. Administration costs for the year ended December 31, 2002 increased to $474,562 compared to $192,179 for the same period in 2001 due to the increased travel, promotion, secretarial, professional, consulting, regulatory and financing fees related to the Toronto Stock Exchange listing and increase activity due to the advancement of the Afton Copper-Gold Project.

The Company wrote off the Alberta Property interest of $5,999 and marketable securities values were written down by $2,250 during the year. Commissions paid to Dundee Securities for acting as agent for the $2,100,000 flow through common share financing was 8% of the gross proceeds ($168,000) and 70,000 Brokers Warrants exercisable at $3.00 per share on or before July 24, 2003 and a fee of $40,000 for acting as the broker sponsor for the Toronto Stock Exchange listing..

Quarterly Budget – For Period Ending December 31, 2002

Administration	Budget	Actual	Over (Under)
Office Supplies and expenses	$ 9,000	$ 6,845	$ (2,155)

Salaries of support staff	15,750	7,533	(8,217)
Management salaries & Expenses	27,750	22,285	(5,465)
Regulatory and transfer agent fees	4,500	1,870	(2,630)
Utilities and telephone	4,500	1,633	(2,867)
Rent	6,000	5,302	(698)
Legal and accounting	22,500	27,159	4,659
Total	$90,000	$72,627	$(17,373)

Extraordinary items not included in Quarterly Administration Budget or Expenditures

1: Sponsorship (TSX Listing) ....$ 40,000
2: TSX (Toronto Stock Exchange) Listing Application Fees..............$ 37,428
3: Travel, Promotion, Printing and Advertising ....$ 40,820

Financial Condition - Liquidity & Capital Resources

At December 31, 2002, DRC had cash and cash equivalents of $3,872,144 compared to $3,816,120 as at December 31, 2001. Of the foregoing, at December 31, 2002 approximately $1,617,762 is committed to exploration expenditures pursuant to agreements under which flow through shares were issued. Working capital at December 31, 2002 was $4,001,927 compared to working capital of $4,244,743 at December 31, 2001. An improving trend in gold and copper prices has prompted DRC to review all potential courses of action beneficial to all shareholders by attracting financial participation in the Afton Copper-Gold Project. Discussions are on-going with a number of mining companies, international smelters and financial institutions that have expressed an interest in project participation.

Related Party Transactions

During the year ending December 31, 2002, the Company paid $41,405 compared to $33,841 in the year ended December 31, 2001, for secretarial and accounting services invoiced by Allshare Holdings Ltd., a private company in which a director has a 50% interest. During the year ended December 31, 2002 the Company paid $112,845 compared to $113,440 in the year ended December 31, 2001 for consulting and deferred exploration costs invoiced by Westridge Enterprises Ltd., a private company owned by a director of the Company. Westridge Enterprises Ltd. was also issued 200,000 shares during the year for two years of payments on "Afton" property option agreement, deemed value of the shares if $60,000. A related person of the President was paid $11,250 for consulting services.

Marketable Securities

As at December 31, 2002, DRC owned 25,000 common shares of Planet Ventures Inc., a junior resource company listed on the TSX Venture Exchange. The value of these securities at date of acquisition was $5,750 market value of these securities at December 31, 2002 was $1,500.

Pursuant to a Normal Course Issuer Bid, approved by the CDNX (predecessor to the TSX Venture Exchange) on February 18, 2002, and extended on August 23, 2002 to include the purchase of an additional 190,000 common shares for the total purchase through Normal Course Issuer Bid of 440,000 common share, the Company has purchased and cancelled 252,000 shares for a total purchase price of $726,083. The Company purchased during the fourth December 31, 2002, 2,000 common shares of its outstanding capital for a total purchase price of $5,916. At December 31, 2002 188,000 common shares remain eligible for purchase through the Normal Course Issuer Bid which expired on February 18, 2003.

Exploration and Development

During the year ending December 31, 2002, DRC incurred exploration and development expenditures of $1,158,752 compared to $1,352,444 for the same period in 2001.

The $4,700,000 Exploration Program Budget recommended by J.J. McDougall & Associates in their January 24th, 2001 Engineering Report and disclosed in the August 3rd, 2001 Final Prospectus was adopted by the Company as its Afton Copper-Gold Project budget. The Engineering Report did not break down project cost estimates on a month by month basis.

The following is a breakdown of budgeted and actual expenditures for the quarter and the year, with budget remainder (overage) at year-end.

Exploration	Budget Amount for Entire Program	Expended During Quarter Ending December 31, 2002	Total Expended To December 31, 2002	Budget Remainder (Overage)
Diamond Drilling	$2,500,000	$438,516	$ 2,023,152	$ 486,848
Assaying	200,000	23,115	133,608	66,932
Accommodation and Meals	100,000	8,519	81,320	18,680
Technical personnel salaries*	500,000	73,401	805,915	(305,915)
Support personnel salaries	100,000	18,669	106,772	(6,772)
Vehicles and fuel	50,000	5,191	37,096	12,904
Metallurgical testing	50,000	-	12,000	38,000
Pre-feasibility study	700,000	-	-	700,000
Contingencies	500,000	8,071	70,482	429,518
Total	**$4,700,000**	**$ 575,482**	**$3,260,345**	**$1,439,655**

*included in the total expenditure for technical personnel salaries are contract work done by Behre, Dolbear & Company Ltd. for preparation of the Scoping Study, by J.J. McDougall for preparation of the 20000 & 2001 Mineral Resource Studies and $12,000 of metallurgical testing by Process Research Associates for Preliminary Flotation Studies on the Afton Mine Project, together with additional invoiced support work for those programs by the Company's manager, project manager, geologists, and engineers.

Project costs during this quarter were slightly higher than the previous quarterly periods due to the fact that an additional diamond drill was added which increased the footage drilled with overall project costs.

To December 31, 2002, 127,450 feet (38,850 metres) of diamond drilling has been completed at a total drilling cost of $1,920,284. The average drilling cost per foot was $15.07. The amount remaining in the property exploration budget for diamond drilling was $486,848. Due to the present competitive nature of the drilling industry, DRC's drilling costs are substantially lower than originally anticipated when budgeting for the Afton Exploration Program.

For the years 2000, 2001 & 2002 the company drilled 84 NQ Diamond Drill Holes totaling 127,450 ft (38,850 metres).

During 2002 the Company continued the $4.7 million Diamond Drill Exploration Program recommended by the Company's independent engineer in the January 24, 2001 technical report. The Company extended the Afton mineral zone beyond the previously outlined copper-gold mineralization indicated in the 2002 Mineral Resource Study. The Company's exploration team is of the opinion that sufficient exploration has been preformed for a Pre-feasibility study to be commissioned.

Risks

Mineral exploration is a high risk business and there is no assurance that economic mineral deposits will be found on any of DRC's properties. Excellent surface indications and drill results are no guarantee of finding an economical mineral deposit at depth. Mineral commodity prices and exchange rates can fluctuate and affect the economics of mineral deposits. Financial markets can sometimes be negative toward junior exploration companies.

Subsequent Events

On December 31, 2002 the Company graduated to the Toronto Stock Exchange.

On February 19, 2003 the Company announce the engagement of Behre, Dolbear & Company to undertake a Pre-Feasibility Study for the Afton Copper-Gold Property.

In early 2003 the Company contracted to participate in the Standard and Poor's Investor Relation Program which includes profiling DRC Resources in Standard & Poor's Corporation Records, S & P Daily News, S&P MarketScope, and S&P Market Access Website, plus entry into the S&P Stock

Guide Database.

In late March the 2003 Afton Copper-Gold Exploration Program commenced utilizing two diamond drills to initially focus on a surface infill diamond drill program to upgrade the mineral resource. Additional drilling will continue to explore the Afton mineral Zone along strike and to depth.

CORPORATE INFORMATION

CORPORATE OFFICE

Suite #601-595 Howe Street
Vancouver, B.C., V6C 2T5
Telephone: (604) 687-1629 - Facsimile: (604) 687-2845
E-mail: drcresources@uniserve.com
Website: www.drcresources.com

OFFICERS AND DIRECTORS

John H. Kruzick - President/CEO/Director
Sharon L. Ross - Secretary/ Director
C. Robert Edington - Director
Mike Muzylowski - Director
Thomas O'Toole Taylor - Director
Craig Thomas – Director
Ian Beardmore - CFO
Bruno Mosimann -VP Corporate Development & Finance
Maurice Lee - VP Business Development

STOCK INFORMATION

Toronto Stock Exchange (TSX) - DRC
CUSIP No. 233296 10 2
U.S. Rule 12g3-2(b) Exemption #82-713
Standard & Poor's Manual Exemption
SEDAR Profile Number 00004818

SHARE CAPITALIZATION

Authorized :	40,000,000 common
Issued:	9,136,766 common

PROPERTIES

British Columbia(Afton & Ajax-Python) Copper-Gold Properties
Ontario (Timmins) - Polymetallic Property
Texas - Oil Production

AUDITORS

Beauchamp & Company, Vancouver, B.C.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company, Vancouver, B.C & Toronto, Ontario.

BANK

HSBC Bank Canada, Main Branch, Vancouver
RBC Dominion Securities Inc., Main Branch, Vancouver

SUBSIDIARY COMPANY (U.S.A.)

Dynamic Resources Corporation, Inc.
#601-595 Howe Street
Vancouver, B.C.

ADVISORY BOARD

James Douglas Little, P.Eng.
Douglas A. Knight, BASc.
A.D. McCutcheon, P.Eng.

CONSULTING ENGINEERS

James J. McDougall & Associates, P.Eng.
Behre Dolbear & Company Ltd.
Process Research Associates Ltd.

DRC RESOURCES CORPORATION
595 Howe Street, Suite 601
Vancouver, British Columbia
Canada, V6C 2T5
Phone(604)687-1629 ~ Fax (604) 687-2845
Email: drcresources@uniserve.com
Website: drcresources.com

Printed in Canada

DRC RESOURCES CORPORATION

- NOTICE OF ANNUAL GENERAL MEETING
- INFORMATION CIRCULAR

2002 ANNUAL GENERAL MEETING

PLACE :	COMPUTERSHARE TRUST CENTRE 510 BURRARD STREET, 3RD FLOOR VANCOUVER, BRITISH COLUMBIA
DATE:	MONDAY, JUNE 16, 2003
TIME:	10:00 A.M.

DRC RESOURCES CORPORATION
#601-595 Howe Street
Vancouver, British Columbia
V6C 2T5

NOTICE OF ANNUAL GENERAL MEETING

To the Members of DRC Resources Corporation:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the members of DRC Resources Corporation (the "Company") will be held at 10:00 A.M. on Monday the 16th day of June, 2003 at the Computershare Trust Centre, 510 Burrard Street, 3rd Floor Boardroom, Vancouver, British Columbia, for the following purposes:

1. to have placed before the Meeting the report of the directors, the comparative financial statements of the Company for fiscal year ended December 31, 2002 and the report of the auditors therein;

2. to fix the number of directors at 6 and to elect 6 directors;

3. to elect the directors of the Company for the year next ensuing;

4. to appoint the auditors;

5. to authorize the directors to fix the auditors' remuneration;

6. to approve, by disinterested shareholders, the adoption of an incentive stock option plan;

7. to approve, by disinterested shareholders, an amendment to extend the expiry date from September 13, 2002 to September 13, 2004, of those stock options previously granted to directors and officers of the Company to purchase a total of 325,000 common shares of the Company at an exercise price of $3.00 per share;

8. to approve the provisions of stock option agreements granting directors and officers of the Company options to purchase a total of 50,000 common shares of the Company granted

at an exercise price of $3.50 on December 5th, 2002;

9. to authorize any amendments to previously issued stock option agreements;

10. to consider and if thought advisable, approve an ordinary resolution to authorize the board of directors of the Company to enter into one or more private placement financing transactions or acquisitions, during the ensuing 12 month period, whereby such transactions might result in the issuance of up to 5,000,000 shares or units (one unit consisting of one common share and one warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the directors of the Company, subject to regulatory approval and in compliance with the policies of the Toronto Stock Exchange; and

11. to transact such other business as may properly come before the members at the meeting or any adjournment or adjournments thereof.

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2002. The Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this Notice.

The Board of Directors has fixed the close of business on April 28, 2003 as the record date for determination of members entitled to notice of meeting or any adjournment or adjournments thereof and the right of vote thereat. The transfer books will not be closed.

Members who are unable to attend the meeting in person are requested to complete, sign, date and return the enclosed form of proxy. A proxy will not be valid unless it is deposited at either the head office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5 or Computershare Trust Company, 100 University Avenue, 9th Floor, Proxy Department, Toronto, Ontario, M5J 2Y1 not less than 48 hours, excluding Saturdays and holidays, before the time fixed for the meeting.

DATED at Vancouver, British Columbia as of this 1st day of May, 2003.

BY ORDER OF THE BOARD

"JOHN H. KRUZICK"

John H. Kruzick
President and Director

DRC RESOURCES CORPORATION

#601-595 Howe Street
Vancouver, British Columbia
V6C 2T5

INFORMATION CIRCULAR

(The information contained
herein is as at April 28, 2003)

GENERAL INFORMATION

The accompanying proxy is solicited by the Board of Directors and the Management of DRC Resources Corporation (the "Company") in connection with the Annual General Meeting of members to be held on June 16, 2003 and any adjournment thereof. The expense of this solicitation will be paid by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The execution of a proxy should be by the member or his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation. In order to be effective, completed proxies must be deposited at either the head office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5 or Computershare Trust Company, 100 University Avenue, 9th Floor, Proxy Department, Toronto, Ontario M5J 2Y1, at least 48 hours, excluding Saturdays and holidays, before the time of the meeting. **A member has the right to appoint some person (who need not be a member) to represent him at the meeting other than those named in the enclosed form of proxy. Such right may be exercised by inserting such other person's name in the blank space provided in the form of proxy or by completing another form of proxy.**

A proxy may be revoked by an instrument in writing executed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation and delivered to the Registered Office of the Company, 601-595 Howe Street, Vancouver, British Columbia, V6C 2T5, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or to the chairman of the meeting on the day of the meeting, or any adjournment thereof, at which the proxy is to be used.

EXERCISE OF DISCRETION OF PROXIES

The securities represented by the proxy will be voted or withheld from voting in accordance with the instructions of the security holder on any ballot that may be called for and, if the security holder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.

Where no choice is specified, the shares will be voted as if the member had specified an affirmative vote. The enclosed form of proxy confers the discretionary authority upon the persons named therein with respect to matters which may properly come before the meeting. At the time of printing of this Information Circular, the Board of Directors and the Management of the Company know of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 28, 2003 the Company had outstanding 9,136,766 common shares without par value, each share carrying the right to one vote. Members of record at the close of business on April 28, 2003 are entitled to vote at the meeting or adjournments thereof.

To the knowledge of the directors and senior officers of the Company, the only persons who beneficially own, directly or indirectly, or exercise control or direction over voting securities carrying more that 10% of the voting rights attached to any class of voting securities of the Company are:

Name	Number of Shares	Percentage
John H. Kruzick	2,546,051 common	27.88%

CONFIRMING THE NUMBER OF DIRECTORS

As it is proposed that action be taken at the meeting with respect to the election of 6 directors, the members will be asked to vote for a resolution confirming the number of directors at 6.

ELECTION OF DIRECTORS

Action is to be taken at the meeting with respect to the election of 6 directors to succeed the directors whose terms of office expire on the day of the meeting and to serve until the next Annual General Meeting of the members. The proposed nominees listed below are presently directors of the Company and have served continuously as such since the date they became directors as set forth below. All the proposed nominees named below have consented to serve as directors if elected.

Advance notice of the meeting was published, pursuant to the Company Act of British Columbia, in the April 3rd, 2003 edition of The Province newspaper and was further published by delivering by mail a copy thereof to the Toronto Stock Exchange (TSX) and the British Columbia, Alberta and Ontario Securities Commissions on April 3, 2003.

All of the proposed nominees named below are ordinarily resident in Canada.

Name of Nominee and Present Position with the Company	Principal Occupation, Business or Employment	Director Since	Shares Beneficially Owned, Directed or Controlled
JOHN KRUZICK President, CEO and Director	Businessman, Consultant, President of DRC Resources	February 26, 1980	2,546,051
SHARON ROSS Secretary and Director	Secretary employed by Allshare Holdings Ltd. an administrative service firm.	May 12, 1981	19,000
C. ROBERT EDINGTON Director	Engineer, employed by Fenco Maclaren Inc.	July 13, 1992	65,000
CRAIG D. THOMAS Director	Lawyer and Principal, Thomas, Rondeau Barristers & Solicitors	November, 19, 2002	Nil
MIKE MUZYLOWSKI Director	Businessman President & CEO of Callinan Mines Limited	September 12, 2000	35,000
THOMAS O. TAYLOR Director	Pilot, employed by Air Canada	February 1, 2002	35,000

The Company's Committees are as follows:

Executive Committee:

John Kruzick:	President/CEO
Sharon Ross :	Secretary/Director
Ian Beardmore:	CFO

Audit Committee:

Mike Muzylowski	Director
Craig Thomas	Director
Thomas O. Taylor	Director

Corporate Governance Committee:

John Kruzick	President/CEO
Mike Muzylowski	Director
Craig Thomas	Director
Thomas O. Taylor	Director

Nominating Committee

John H. Kruzick	President/CEO
Mike Muzylowski	Director
Thomas O. Taylor	Director

EXECUTIVE COMPENSATION

Interpretation

Applicable securities Legislation defines executive officer to mean Chairman and any Vice-Chairman of the Company, where the functions of the office are performed on a full time basis, the President, any Vice-President in charge of a principal business unit such as sales, finance or production, and an officer of the company or of a subsidiary or any other person who performs a policy-making function in respect of the company, whether or not the individual is also a director of the Company or subsidiary.

The Company has 1 executive officer, the President and Chief Executive Officer, John H. Kruzick

The aggregate cash compensation during the year ended December 31, 2002 was $112,845 paid to a private consulting company controlled by the executive officer for business management and administrative services.

BC Form 51-904(F) of the Securities Act defines

Named Executive Officers to mean the Chief Executive Officer (regardless of the amount of compensation of that individual) and each of the Company's four most highly compensated executive officers whose salary and bonus is $100,000 or more;

Stock Appreciation Rights and SARs to mean a right, granted by the issuer or any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities;

Long-term Incentive Plan or LTIP to mean any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the performance is measured by reference to financial performance of the issuer or an affiliate of the issuer, the price for the issuer's securities, of any other measure, but does not include option or SAR plans or plans for compensation through restricted shares or restricted share units.

SUMMARY COMPENSATION TABLE

The compensation for each Named Executive Officer for the Company's three most recently completed financial year is set out below:

		Annual Compensation			Long Term Compensation			
					Award			
Name and Principal Position	Year	Salary ($)	Bonus $	Other Annual Compensation ($) *	Securities Under Options SARs Granted in common shares	Restricted Shares or Restricted Units ($)	LTIP Payouts ($)	All Other Compensations ($)
John H. Kruzick, President & CEO	2002 2001 2000	0 0 0	0 0 0	112,845 113,440 86,300	- - -	- - -	- - -	- - -

*Other Annual Compensation paid during the fiscal years indicated was for business management and administrative services billed by a private consulting company controlled by John H. Kruzick.

Long Term Incentive Plan Awards Table

The Company does not have a long-term incentive plan for its executive officers.

Option and Stock Appreciation rights (SARs)

The following Options/SARs were granted to Named Executive Officers in the Financial Year ending December 31, 2002:

OPTIONS/SARs GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	(#)Securities Under Options/SAR Granted (b)	% of Total Options/SAR Granted to employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SAR on the Date of Grant ($/Security) (e)	Expiration Date (f)
	NIL	0	-	-	-

Aggregated Options/Sar Exercised During The Most Recently Completed Financial Year and Year-End Option/Sar Values

Name (a)	Securities Acquired on Exercise of Option/SARs (b)	Aggregate Value Realized ($) (c)	Unexercised Option/SARs at FY-End (#) Exercisable/ Unexercised (d)	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable (e)
	Nil			

Options and SAR Repricing

The Company has not repriced downward any options or freestanding SARs held by any Named Executive Officer.

Defined Benefits or Actuarial Plan Disclosure

The Company does not have a pension plan or any other plans of this nature.

Termination of Employment, Change in Responsibilities in Employment Contracts

On April 23, 2003 the Board of Directors approved Services Agreements under which the engagement of John H. Kruzick as President and Chief Executive Officer and Sharon L. Ross as Corporate Secretary were formally recognized and which, in recognition of their abilities demonstrated in the past and to ensure the continued provision of that management, in addition to the form of compensation heretofore paid Mr. Kruzick and Ms. Ross, it was deemed fair and necessary to provide them the following as benefits and inducement to continue in their offices during this critical period in the Company's operating life:

- Compensation for services on a contract basis reviewed annually;
- Entitlement to receive directors' fees;
- Continuation of contract fee payments and benefits during illness;
- Eligibility to be granted stock options;
- Re-imbursement for out-of-pocket expenses; and
- in the event Mr. Kruzick's and/or Ms Ross' position is terminated;
  - (i) without cause by DRC Resources prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment in lieu of any other compensation or benefits otherwise payable thereafter under this Agreement. Such payment shall include any accrued, but unpaid service fees and, if termination takes place Kruzick and/or Ross will receive a lump sum payment equal to the one month of base retainer fees for each year Kruzick and/or Ross held the positions of President or Secretary respectively (based on the average monthly fee paid for the previous year);
  - (ii) without cause by either Mr Kruzick and/or Ms Ross prior to the expiration of this Agreement, Kruzick and/or Ross will be paid all accrued, but unpaid fees and expenses; and

(iii)by DRC Resources with cause, other than moral turpitude or dishonesty on Kruzick's and/or Ross' part, prior to the expiration of this Agreement, Kruzick and/or Ross shall be paid a lump sum severance payment equal to one month of base retainer fees for each year Kruzick and/or Ross held the positions of President or Secretary respectively (based on the average monthly fees paid for the previous year), together with any accrued, but unpaid expenses.

The cash compensation with no benefits previously paid to the President/CEO and Corporate Secretary has historically been considerably lower than the rate charged by consultants of like management experience and ability in the corporate and/or mining area.

The Board deemed the additional incentive benefits fair and reasonable, since the Company is moving toward determining the mining potential of its main mineral project and is at a critical stage in its financing and development arrangements, which are expected will demand considerably more effort, possibly a full time attendance to the Company's affairs. The Board did not make a competitive rates study, but noted that, over the past two years in a poor equities market, under the CEO's management the Company was not only able to advance its mineral exploration project but was able to raise significant financing required to stabilize and maintain market price. The Board determined the appropriateness of the benefit package added to the CEO and Corporate Secretary's cash compensation on the basis of their experience in the business.

Since the Company does not have an earnings history, the Board deemed the price performance of its shares in the public market, as indicated in the following chart, compared to other mineral exploration companies over the past five years, to be a good indicator of the value of management services provided by the President/CEO and Corporate Secretary.


DRC Resources
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DRC Resources Corporation
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The Company does not have any arrangements relating to resignation, retirement or termination of employment with any other individuals.

Compensation Committee

The Company does not have a Compensation Committee.

Compensation of Directors

Directors of the Company did not receive fees or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company pursuant to the rules and regulations of the Toronto Stock Exchange (TSX).

APPOINTMENT OF AUDITORS

Members will be asked to vote for the reappointment of Beauchamp and Company, Chartered Accountants, the present auditors for the Company, as auditors.

AUTHORIZING DIRECTORS TO FIX AUDITORS' REMUNERATION

The Company Act of British Columbia requires that the remuneration of the auditor of the company shall be fixed by ordinary resolution of the members or, if the Company so resolves, by the directors. The Members will be asked to vote for a resolution authorizing the directors to fix the remuneration of the auditors, such authorization to expire at the next annual general meeting of the Company.

STOCK OPTION PLAN

In accordance with Toronto Stock Exchange (TSX) (the "Exchange") policies, the directors of the Company have adopted the DRC Resources Corporation Stock Option Plan (the "Plan"), subject to shareholder approval. TSX pre-clearance has been received. The Plan complies with the requirements of Exchange Policy set out in Sections 627 – 637.3 of the TSX Company Manual. Under the Plan, 1,000,000 common shares of the Company are proposed to be reserved for issuance on the exercise of stock options. The number of common shares of the Company reserved for issuance under the Plan and under previously issued and unexercised options will total 1,890,000 common shares, equal to 20.68% of the Company's issued and outstanding common shares as at the record date.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees, consultants and service providers of the Company (and any subsidiary of the Company) and management company employees. For the purpose of the Plan, the terms, "service provider" and "insider" have the meanings set out in TSX Company Policy Manual, Section 627 .

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan.

The Plan provides for the issuance of stock options to acquire up to a total of 1,000,000 common shares of the company (subject to standard anti-dilution adjustments). The Plan will terminate when all of the stock options have been granted or when the Plan is otherwise terminated by the Company. If a stock options expires or otherwise terminated for any reason without being exercised in full, the number of common shares in respect of which that stock option expired or terminated shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely with the discretion of the Board to determine who should receive stock option and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;
(b) options may be exercisable for a maximum of five years from the date of grant;
(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;
(d) options held by an option holder who is a director, employee, consultant or management company employee must expire on the expiry day or within 365 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of death or disability;
(e) options held by option holders who are terminated for cause will expire on date of termination; and
(f) options held by an option holder who ceased to be a director, employee, consultant or management company employee must expire on the expiry day or within 30 days after the option holder ceases to be a director, employee, consultant or management company employee for reason of early retirement, voluntary resignation or termination other than for cause.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option agreement. The vesting schedule for each stock option will also be set out in the schedule attached to the option agreement.

Under the Plan a directors' or senior officers' stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the company as a result of (1) ceasing to meet the qualification under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon exercise of a stock option will be as set forth in the option agreement issued in respect of such option and in any event will not be less that the discounted market price of the Company's common shares as of the date of the grant of the stock option "the Grant Date"). The market price of the Company's common shares for a particular Grant Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Grant Date, or otherwise in accordance with the terms of the Plan. Discount market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

The Company will not offer financial assistance to facilitate the purchase of shares under the arrangement of the Plan.

In no case will a stock option be exercisable at a price less than the minimum price prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange required that "fixed" stock option plans, reserving in excess of 10% of a company's issued and outstanding shares, receive shareholder approval at a company's annual general meeting. As the Plan contemplates the issuance of stock options to acquire in excess of 10% of the Company's issued and outstanding common shares, the Exchange requires that the Plan be approved by the Company's shareholders as well as by the Company's disinterested shareholders prior to Exchange acceptance in accordance with TSX Company Manual Policy Section 629 and 630. To the best knowledge of the Company, at the time of this information circular, the number of voting shares held by insiders of the Company that will not be eligible for votes on the adoption of the Plan are 2,812,520.

In addition, under TSX Company Manual Policy Section 634, shareholder approval is required to any amendment made to an option granted under the Plan or otherwise to an insider of the Company before the option is exercised and under Section 633, other than in respect of amendments reducing the number of shares under option, increasing the exercise price or canceling the option.

The Company has received Toronto Stock Exchange approval for the Stock Option Plan subject to disinterested shareholder approval.

For these reasons and also to ensure that the Plan and amendments to outstanding stock options are acceptable to the Company's shareholders, the directors of the Company will ask the shareholders to approve the Plan and the amendments. Accordingly, the shareholders and the disinterested shareholders will be asked to consider and, if thought fit, pass the following resolution.

"Resolved that, subject to TSX (the "Exchange") acceptance:

1. at the discretion of the Board of Directors, the Company adopt the DRC Resources Corporation Stock Option Plan, including the reserving for issuance of up to a maximum of 1,000,000 common shares of the company under the Plan, and the Company be authorized to grant stock options under the Plan, in accordance with its terms, whether or not the grant results in:

    (a) the number of shares reserved for issuance pursuant to stock option exceeding 10% of the issued and outstanding shares of the Company;

    (b) the issuance within a one year period, of a number of shares that exceeds 10% of the issued and outstanding shares of the Company;

    (c) the issuance to any one insider or individual, within a one year period, of a number of shares exceed 5% of the issued and outstanding shares of the Company.

2. the Company be authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the regulatory authorities.

3. Authority be granted to the Board of Directors of the Company to

    (a) amend existing stock options granted to "insiders", including amendments to reduce the exercise price of such existing stock options; and

    (b) amend any further stock options to be granted to "insiders" up to the closing of the next annual general meeting of shareholders, including amendments to reduce the exercise price of such stock options."

STOCK OPTIONS

During 2002 the Company granted, pursuant to the policies of the TSX Venture Exchange (TSXV) (the Company was listed on the TSXV until December 31, 2002 and did not have a Stock Option Plan), stock options to its directors and employees in consideration of them providing their services to the Company. The stock options enable such persons to purchase shares of the Company at a price fixed pursuant to the policies of the Exchange. The option agreements must provide that the option can only be exercised by the optionee and only while the optionee is a director or employee of the Company or within a period of not more than thirty (30) days after ceasing to be a director or employee or, if the optionee dies, within one year from the date of the optionee's death.

The aggregate number of shares that may be reserved for issuance pursuant to stock options and other employee stock purchase plans cannot exceed 10% of the issued shares of the Company at the time of granting.

The Toronto Stock Exchange (TSX) requires that all stock options or amendments to stock options granted to insiders (as that term is defined in the Securities Act of British Columbia) of the Company, before they may be exercised, must be approved by the members of the Company. Management proposes that the members authorize the directors a general authority to amend the provisions of stock options granted to insiders of the Company pursuant to such terms as are in accordance with the policies of the Toronto Stock Exchange (TSX).

The following are the particulars of the 320,000 stock options granted to executive officers and directors of the Company after the commencement of the Company's last completed fiscal year:

Name	Number of Common Shares	Exercise Price Per Share	Date Option Granted	Expiry Date of Option
*Sharon Ross	25,000	$3.00	Feb. 1, 2002	Feb. 1, 2004
*Thomas O. Taylor	50,000	$3.00	Feb. 1, 2002	Feb. 1, 2004
*Maurice Lee	195,000	$3.00	Feb. 1, 2002	Feb. 1, 2004
Craig Thomas	25, 000	$3.50	Dec. 5, 2002	Dec. 5, 2004
Ian Beardmore	25, 000	$3.50	Dec. 5, 2002	Dec. 5, 2004

*A filing in respect of the above stock options granted on February 1, 2002 has been accepted by the Canadian Venture Stock Exchange and shareholders at the Annual Meeting held June 17, 2002.

The approval of the members, of the granting of 50,000 stock options granted December 5, 2002 will be sought at the meeting.

The following are the particulars of the 350,000 stock options granted to executive officers and directors of the Company, previously approved by the shareholders and accepted by the Canadian Venture Exchange and amended during the most recently completed fiscal year.

Name	Number of Common Shares	Exercise Price Per Share	Date Option Granted	Expiry Date of Option
Sharon Ross	25,000	$7.00 amended to $3.00	Sept. 13, 2000	Sept. 13, 2004
C. Robert Edington C. Robert Edington	25,000 25,000	$7.00 amended to $3.00 $4.00 amended to $3.00	Sept. 13, 2000 May 9, 2001	Sept 13, 2004 May 9, 2003
Mike Muzylowski	150,000	$7.00 amended to $3.00	Sept. 13, 2000	Sept 13, 2004
Bruno J. Mosimann	125,000	$7.00 amended to $3.00	Sept. 13, 2000	Sept 13, 2004

The exercise price of the options listed above granted on September 13, 2000 at $7.00 per share and changed to $4.00 per share and granted on May 9th, 2001 at $4.00 per share have been amended to the new exercise price of $3.00 per share by the Company on May 8th, 2002. The Company received TSX Venture Exchange and disinterested shareholder approvals for this amendment.

The amendment of the expiry date from September 13, 2002 to September 13, 2004 for 325,000 stock options granted to executive officers and directors of the Company, will be sought at the meeting. The Company received TSX Venture Exchange approval for this amendment subject to disinterested shareholder approval.

AUTHORITY TO ISSUE ADDITIONAL SHARES

The only source of additional capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on it ongoing programs, the Company might arrange private placement subscriptions for shares or for securities convertible into shares. The Company may also issue shares for acquisitions.

Shareholders are being asked to approve an ordinary resolution allowing the Company's directors to cause the Company to enter into one or more private placement financing transactions and/or property acquisitions during the ensuing 12 month period which if consummated may result in the issuance of up to 5,000,000 shares or units (each unit consisting of one common share and one warrant) at then market prices (less allowable discounts) and upon such terms as may be approved by the directors of the Company. Management does not have present agreements or understandings to issue these shares, however, it is the policy of the TSX Venture Exchange (the "TSX ") that the shareholders of the Company are required to approve a private placement (including warrants granted as part of such placement) and certain acquisitions for shares if the number of shares to be issued to one placee, or to a group of placees who intend to vote their shares as a group, is equal to or greater than 20% of the number of shares outstanding after giving effect to the issuance of the private placement shares (including the exercise of any warrants attached thereto). In addition, shareholder approval is required if the private placement or other transactions may result in or is part of a transaction involving a change in the effective control of the Company or the creation of a control block.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements and/or acquisitions to be entered into during the next 12 months. Blanket approval may obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

The private placements and acquisitions will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Each private placement transaction authorized hereunder will be made with placees who may or may not deal at arm's length with the Company, however, the subscription price will comply with the policies of the TSX . The following sets out the policy of the TSX on pricing of private placements.

In a private placement sale of equity shares, the purchase price shall not be less than the "Market Price" for those shares. The TSX defines "Market Price" as being, subject to certain exceptions, the closing price of the company's listed shares on the trading day before the day the Exchange receives the news release or notice letter from the company authorized agent (which must be on the agreement day and which, if a notice letter, must be followed as soon as possible by a news release) and if the securities are subject to an applicable hold period imposed under the Securities Regulation (which securities are required to be legended if the company is an Exchange Issuer), less the following discounts from the closing price:

Closing Price	Discount
Up to $0.50	25%
$0.51 to $2.00	20%
above $2.00	15%

and not be less that $0.15 per share. Acquisition share issuances are based on the value of the acquisition.

The TSX defines "agreement day" as the day on which a private placement is agreed to by the listed company and all placees or, in the case of a brokered private placement, the day the listed company agrees to enter into an agency agreement with an agent with respect to the private placement.

In the event that the shareholders do not pass the resolution authorizing the Company to issue such common shares by way of one or more private placement financing transactions or acquisitions with persons who do not deal at arm's length to the Company, the Company may be required to seek shareholder approval for such transactions.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND INSURANCE

The Articles of the Company provide that the Company shall indemnify any directors, former directors, officers and former officers, and certain other persons in similar positions against all costs reasonably incurred by them in any civil, criminal or administrative proceedings to which they are or may be made a party by reason of being or having been a director, officer or person in a similar position of the Company or its subsidiary or by reason of serving in a similar capacity with other entities at the Company's request. The indemnity covers amounts paid to settle actions or to satisfy judgments, but may only be paid if the person claiming the indemnity has acted honestly and in good faith with a view to our best interests and, in the case of a criminal or civil proceeding, if the person had reasonable grounds for believing that his or her conduct was lawful. Payment of any indemnity in connection with an action brought by or on behalf of us requires prior court approval. The Company has entered into an indemnification agreement reflecting the above terms with each of its directors and officers.

The Company has purchased insurance for the benefit of its directors and officers against liability incurred by them as directors and officers, subject to certain limitations contained in the Company's Articles and as outlined in the insurance policy. For the period from March 15, 2002 to March 15, 2003 the Company's insurance policy provided coverage to directors and officers in the aggregate amount of $2,000,000, subject to a $250,000 limit per occurrence. The total premium charged during the 2002 fiscal year for this insurance was $7,450. and was paid by DRC Resources Corporation. For the period March 15, 2003 to March 15, 2004, the policy provides coverage to the Company's directors and officers in the aggregate of $2,000,000, subject to a deductible of $25,000 per occurrence. A premium of $14,000 for the 2003 fiscal year for this insurance was paid by the Company.

CORPORATE GOVERNANCE

The Toronto Stock Exchange requires listed companies to disclose their corporate governance practices with reference to a set of guidelines for effective corporate governance recommended in the final report of the Toronto Stock Exchange Committee on Corporate Governance in Canada (the "Guidelines"). The Guidelines address matter such as constitution, and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. The following sets out the principal components of the Guidelines, and indicated the extent to which the Company complies with them.

TORONTO STOCK EXCHANGE CORPORATE GOVERNANCE GUIDELINES

	TSX Guidelines	Does DRC Comply ?	Comments
1.	The board should explicitly assume responsibility for stewardship of the corporation, and specifically for:		
	(a) adoption of a strategic planning process	Yes	The board maintains oversight of management's strategic planning initiatives through annual and budgetary reviews and approvals. Extraordinary initiatives not provided for in the approved budget require separate board approval.
	(b) identify the principal risk of DRC's business and implementing risk management systems	Yes	The board and the committees receive progress and financial reports from management on key risks of the Company, with detailed reviews of different risk areas rotated through each quarterly meeting in both the general board meetings and the Audit Committee meeting.
	(c) succession planning and monitoring senior management	Yes	The mandate of the board's Compensation, Nominating and Corporate Governance Committee includes succession planning and monitoring the performance of senior management.
	(d) communication policy	Yes	The board periodically reviews the arrangements initiated by management, under the general

			supervision of the chief financial officer, to ensure effective communications with the public. The board has also approved the Disclosure Policy established by the Company to comply with the disclosure policies of governing regulatory authorities.
	(e) integrity of internal control and management information system	Yes	The board's CFO reviews compliance with financial reporting obligations, applicable accounting principles and the Audit Committee reviews appropriate internal controls. The Audit Committee meets with DRC external auditors once in each fiscal quarter, reviews interim results and reports to the board.
2.	Majority of directors should be "unrelated"	No	Directors during the fiscal 2002: Mike Muzylowski – Unrelated and independent Thomas O. Taylor – Unrelated and independent Craig Thomas –Unrelated and independent C. Robert Edington – Related but independent Sharon L. Ross – Related (Secretary) John H. Kruzick – Related (President and CEO)

3\. The determination as to whether a director is related under the Guidelines was reached by a review and analysis of the financial, contractual and other relationships of each director and their associates and affiliates with DRC Resources, and an assessment of the materiality of any such relationships and the effect, if any , on the independence of each individual director. Mr. Edington was considered technically related by reason of his having held the office of CFO (chief financial officer) for a portion of the fiscal year 2002 and accordingly he does not sit on any committee that requires unrelated directors.

4.	Appoint a committee composed exclusively of unrelated , non-management directors responsible for appointment/assessment of directors	No	Due to the small size of the board of directors, the Nominating Committee consist of a majority of (two) unrelated independent directors and one related management director. This Committee is responsible for recommending potential new directors and committees where the new directors experience and expertise would benefit the Company.
5.	Implement a process for assessing the effectiveness of the board, its committees and individual directors	Yes	These are the responsibilities of the DRC Resources Corporate Governance Committee. The Committee employs an informal assessment on the effectiveness of the board, its committees, and individual directors.
6.	Provide orientation and education programs for new directors	Yes	The Company's informal orientation and education program for new directors consists of: (a) a requirement that nominees to the board have previously served on the board of a reporting (b) educational materials are made available to all directors in the form of the Company's policy manual and TSX listing policies and updates, (c) encouraging directors to keep updated on reporting and disclosure requirements by supplying them with current securities releases; (d) regular discussions at board meeting on governance issues and duties of directors in that regard; (e) the policy manual is reviewed and updated as a joint board effort as new rules or circumstance dictate.

7.	Consider the size of the board, with a view to improving effectiveness	Yes	The board is specifically mandated to fix its size, subject to shareholders approval. The Nominating Committee is charged with the duty of assisting the board in matters pertaining to, among other thing, the organization and composition of the board. The Board has determined that an appropriate size for DRC Resources' board given its current position, is in the range of six to eight directors.
8.	Review compensation of directors in light of risk and responsibilities.	Yes	During fiscal 2002, the directors did not receive cash compensation for acting as a director. They were eligible to receive, and in some cases were granted, stock options. The board of directors review this policy annually and set compensation levels and options granted according to risk and responsibility.
9.	Committees should generally be composed of non-management directors	Yes	During fiscal 2002, all board committees were composed of a majority of non-management directors with the exception of the Executive Committee which was composed of a majority of management directors.
10.	Appoint a committee responsible for approach to corporate governance issues	Yes	The Corporate Governance Committee is responsible for developing and monitoring the DRC Resources approach to corporate governance issues. In addition, the board of directors as a whole have been actively involved in corporate governance issues.
11.	Define limits to management's responsibilities by developing mandates for:		
	(a) the board	Yes	The board has final power and responsibility for setting policy of the company. Any responsibility that is not delegated to senior management or a board committee remains with the entire board. The duties and authority of the board as prescribed by law and governing regulatory policy have been set out in a formal board operations policy.
	(b) the chief executive officer	Yes	The chief executive officer has full authority to direct the company's day-to-day activities and to carry out board policy within the authority and corporate objectives as defined by the company's annual plan and budget, as from time to time reviewed by the board.
12.	Establish a structure and procedures to enable the board to function independently of management.	Yes	The Company's Articles and the Company Act provide authority for the board to manage the company and to direct the Company's executive group. The executive directors occupy two of six board seats. A committee of independent, non related directors oversee and assist the board and executive group in corporate governance matters.
13.	Establish an Audit Committee with a specifically defined mandate	Yes	The Audit Committee, all of whose members are independent and non-management directors, is

			mandated to review the annual financial statements, quarterly reports, budgets, annual information forms and other reporting and disclosure documents and to meet with the outside auditors independently of management. A formal audit committee operations policy describes the Audit Committee's membership requirements, general functions, authority, and responsibilities.
14.	Implement a system to enable individual directors to engage outside advisers, at the corporation's expense	Yes	Individual directors may engage outside advisers at the expense of the corporation, with the approval of a two-thirds majority of the directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

A non-reporting company controlled by Sharon Ross, an insider of the Company, was $41,405 during the most recently completed financial year for administration, secretarial and bookkeeping services.

A non-reporting company controlled by John Kruzick was issued 100,000 common shares as the third of five scheduled annual option payments under the agreement to acquire a 50% interest in the Afton Property. This schedule of option payments was the subject of a filing accepted by the regulatory authorities and approved by independent shareholders at the Annual General Meeting held on June 19, 2000.

A related person to a director was paid $11,250 for consulting services.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Board of Directors and the Management are not aware that any matters will be brought before the Meeting other that those set forth in Item 1 to 7, inclusive, of the Notice of Meeting. If other matters are properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on such matters in accordance with their judgment. The enclosed proxy will not be voted with respect to matters set forth in Item 1 of the Notice and the execution of such proxy shall not be construed as either approval of disapproval of any of the reports or financial statements referred to in Item 1.

DATED at Vancouver, British Columbia as of this 1st day of May, 2003.

BY ORDER OF THE BOARD

"John H. Kruzick"

JOHN H. KRUZICK,
President and CEO

DRC RESOURCES CORPORATION
595 Howe Street, Suite 601
Vancouver, British Columbia
Canada, V6C 2T5
Phone(604)687-1629 ~ Fax (604) 687-2845
Email: drcresources@uniserve.com
Website: drcresources.com